UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68589

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silicon Valley Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5458 E Cholla Street
(No. and Street)

Scottsdale	AZ	85254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blake Warner	(415) 494-3434	blake@svpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Blake Warner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Silicon Valley Partners LLC _____, as of _____ December 31 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JOSE ALVARADO
Notary Public - Arizona
Maricopa County
Commission # 640934
My Commission Expires December 31, 2026

Signature:

Title: President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Silicon Valley Partners LLC
5458 E Cholla Street
Scottsdale, AZ 85254
Tel (415) 494-3400
Fax (415) 494-3401
www.svpartners.com



SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements for the Year Ended December 31, 2022
and
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Valley Partners, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Silicon Valley Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silicon Valley Partners, LLC's management. Our responsibility is to express an opinion on Silicon Valley Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silicon Valley Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2023

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SILICON VALLEY PARTNERS LLC (A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2022

ASSETS

Current Assets

Cash and cash equivalents	$48,080
Accounts receivable	62,881
Prepaid expenses	3,124
Other current assets	262
Total current assets	$114,347
Fixed assets, net of accumulated depreciation of $6,373	$0
Total Assets	$114,347

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$1,499
Accrued expenses	2,000
Total current liabilities	$3,499
Total liabilities	$3,499
Member's Equity	$110,848
Total Liabilities and Member's Equity	$114,347

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

As of December 31, 2022

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole Member).

The Company is licensed to provide advisory services for mergers and acquisitions and capital raising transactions.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Basis of Presentation

The Company financial statements are presented on an accrual basis of accounting which is in accordance with Generally Accepted Accounting Principles in the US and required by FINRA and the SEC.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company adheres to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable represent receivables from customers from investment banking services. Management has determined that no valuation allowance is needed. The terms are due upon receipt of services. The prior year accounts receivable balance was $88,210.

The Company recovered $39,675 in previously written off accounts receivable. This amount is reflected as a credit in bad debt expense on the Statement of Operations.

Insurance

The Company received a premium refund of its workers compensation insurance of $5,555 during 2022. This is reflected as a credit in insurance on the Statement of Operations.

The Company is evaluating new accounting standards and will implement as required.

2. Concentrations

Concentration of Revenue and Accounts Receivable

The Company's two customers accounted for 100% of revenue for the year ended December 31, 2022 as detailed in the table below:

	FYE 2022
Customer #1	69%
Customer #2	31%

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. Commitments

The Company does not have any long-term financial commitments.

4. Cash and Cash Equivalents

The Company consider investments with maturity dates of 90 days or less to be cash equivalents.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $44,581, which was $39,581 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 7.85%.

6. Revenue with Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to clients for which the Company charges fees to these clients. The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, and leveraged buyouts fundraising activity.

The client agreements generally contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees, in certain circumstances, may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2022.

7. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value

measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Stock Warrants- a Level 3 investment were granted to the Company in 2017 as compensation for a finance and accounting consulting services for a new start-up. The warrants were considered worthless by management and a valuation allowance was applied to write off the value in 2017. In 2021, the warrants were exercised, the stock was sold, and a gain recognized on the sale less a portion held in escrow for expense contingencies. The amount in escrow was recognized upon receipt by the Company in 2022 for $34,880 and is reflected on the Statement of Operations as gain on the sale from securities.

8. Subsequent Events

The Company evaluated subsequent events through February 15, 2023, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.